SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒       Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐       No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

CNH GLOBAL N.V.
Form 6-K for the month of July 2006
List of Exhibits:
1.	News Release entitled, “CNH Announces Extension of Senior Notes Exchange Offer”

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News and Information	(847) 955-3939
Albert Trefts, Jr.	Investor Relations	(847) 955-3821
CNH Announces Extension of Senior Notes Exchange Offer
LAKE FOREST, Ill., July 21, 2006 /PRNewswire-FirstCall/ — CNH Global N.V. (NYSE: CNH) today announced that its wholly owned subsidiary, Case New Holland Inc., has extended the expiration date of its offer to exchange up to $500,000,000 in aggregate principal amount of its registered 7.125% Senior Notes due 2014 for its outstanding unregistered 7.125% Senior Notes due 2014.
The exchange offer, which was originally scheduled to expire at 5:00 p.m., New York City time, on July 21, 2006, will now expire at 5:00 p.m., New York City time, on July 26, 2006. Through 5:00 p.m., New York City time, on July 21, 2006, $499,350,000 in aggregate principal amount of the outstanding 7.125% Senior Notes due 2014 have been tendered to the exchange agent by the holders thereof.
The exchange agent for the exchange offer is Wells Fargo Bank, N.A., Corporate Trust Services, MAC N9303-120, Sixth & Marquette Avenue, Minneapolis, Minnesota 55479. For information call +1-800-344-5128.
This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the senior notes, nor will there be any sale of the senior notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
CNH Case New Holland, a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V. stock is listed at the New York Stock Exchange (NYSE:CNH). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
SOURCE CNH Global N.V.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michel Lecomte
Michel Lecomte
Chief Financial Officer

July 25, 2006